SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30128 ; 812-13833]

AQR Capital Management, LLC, et al.; Notice of Application

July 3, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company

Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act, under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and

under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.

Summary of the Application: The requested order would (a) permit certain registered management

investment companies to acquire shares of certain registered open-end management investment

companies that are outside the same group of investment companies as the acquiring investment

companies, and (b) permit funds of funds relying on rule 12d1-2 under the Act to invest in certain

financial instruments.

Applicants: AQR Capital Management, LLC (the "Adviser"), CNH Partners, LLC (the

"Sub-Adviser"), AQR Funds (the "Trust") and ALPS Distributors, Inc. (the "Distributor").

Filing Dates: The application was filed on October 14, 2010, and amended on January 6, 2011,

September 30, 2011, and June 13, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 25, 2012, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason for

the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090. Applicants: Adviser, Sub-Adviser and the Trust, Two Greenwich Plaza,

Greenwich CT 06830; Distributor: 1290 Broadway, Suite 1100, Denver, CO 80203.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6879, or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or an

applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.   The Trust is an open-end management investment company registered under the Act

and organized as a Delaware statutory trust. The Trust is comprised of separate series that pursue

distinct investment objectives and strategies. The Adviser, a Delaware limited liability company,

is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers

Act") and serves as investment adviser to each series of the Trust. The Sub-Adviser, an affiliate

of the Adviser, is a Delaware limited liability company and is registered as an investment adviser

under the Advisers Act. The Sub-Adviser serves as investment sub-adviser to two series of the

Trust.[1] The Distributor is a Colorado corporation and is registered as a broker-dealer under the

Securities Exchange Act of 1934 (the "Exchange Act"). The Distributor serves as principal

underwriter and distributor for the shares of the Underlying Funds (as defined below).

    2.   Applicants request an exemption to permit registered management investment

companies that operate as a "fund of funds" and that are not part of the same "group of

investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust

("Unrelated Funds of Funds") to acquire shares of separate series of the Trust that do not operate

as "funds of funds" ("Underlying Funds")[2] in excess of the limits in section 12(d)(1)(A) of the

Act, and to permit Underlying Funds, any principal underwriter for an Underlying Fund, and any

broker or dealer registered under the Exchange Act ("Broker") to sell shares of an Underlying

Fund to an Unrelated Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.[3]

Applicants request that the relief apply to: (a) each registered open-end management investment

company or series thereof that currently or subsequently is part of the same "group of investment

companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust, and that is

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[1]   All references to the term "Adviser" or "Sub-Adviser" include successors-in-interest to the Adviser or Sub-Adviser, respectively. Successors-in-interest are limited to any entity resulting from a name change, a reorganization of the Adviser or Sub-Adviser, respectively, into another jurisdiction or a change in the type of business organization.

[2]   As of the date of the Application, the Underlying Funds include the following series of the Trust: AQR Global Equity Fund, AQR International Equity Fund, AQR International Small Cap Fund, AQR Emerging Markets Fund, AQR Equity Plus Fund, AQR Small Cap Core Fund, AQR Small Cap Growth Fund, AQR Diversified Arbitrage Fund, AQR Momentum Fund, AQR Small Cap Momentum Fund, AQR International Momentum Fund, AQR Managed Futures Strategy Fund, AQR Risk Parity Fund, AQR Multi-Strategy Alternative Fund, AQR Tax-Managed Momentum Fund, AQR Tax-Managed Small Cap Momentum Fund, AQR Tax-Managed International Momentum Fund, AQR U.S. Defensive Equity Fund, AQR International Defensive Equity Fund, AQR Emerging Defensive Equity Fund, AQR Risk-Balanced Commodities Strategy Fund, AQR Risk-Balanced Commodities Strategy LV Fund, AQR Moderate Risk-Balanced Fund and AQR Aggressive Risk-Balanced Fund.

[3]   Certain of the Underlying Funds may in the future pursue their investment objective through a master-feeder arrangement in reliance on section 12(d)(1)(E) of the Act. An Unrelated Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the Underlying Fund is part of the same group of investment companies (as defined in section 12(d)(1)(G)(ii) of the Act) as its corresponding master fund (each a "Master Fund").

advised by the Adviser or Sub-Adviser or any entity controlling, controlled by, or under common control with the Adviser or Sub-Adviser (such registered open-end management investment companies or their series are included in the term "Underlying Funds"); (b) each Unrelated Fund of Funds that enters into a Participation Agreement (as defined below) with an Underlying Fund to purchase shares of the Underlying Fund; and (c) any principal underwriter to an Underlying Fund or Broker selling shares of an Underlying Fund.[4]

3.   An Underlying Fund may invest up to 25% of its assets in a wholly-owned and controlled subsidiary of the Underlying Fund, organized under the laws of the Cayman Islands or another non-U.S. jurisdiction (a "Cayman Sub") in order to invest in commodity-related instruments and certain other instruments. The Adviser and/or the Sub-Adviser will serve as the investment adviser to both such Underlying Fund and Cayman Sub. The Cayman Sub is created for the purpose of assuring that the Underlying Fund continues to qualify as a regulated investment company for U.S. federal income tax purposes.

4.   Each Unrelated Fund of Funds will be advised by an investment adviser, within the meaning of section 2(a)(20)(A) of the Act, that is registered as an investment adviser under the Advisers Act (an "Unrelated Fund of Funds Adviser"). An Unrelated Fund of Funds or its Unrelated Fund of Funds Adviser may contract with an investment adviser that meets the definition of section 2(a)(20)(B) of the Act (an "Unrelated Fund of Funds Subadviser"). Applicants state that Unrelated Funds of Funds will be interested in using the Underlying Funds as part of their overall investment strategy.

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[4]   All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application. An Unrelated Fund of Funds may rely on the requested order only to invest in an Underlying Fund and not in any other registered investment company.

5.	Applicants also request an exemption to the extent necessary to permit any existing or future funds that operate as "funds of funds" and that are part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trusts ("Related Funds of Funds") and which invest in other Underlying Funds in reliance on section 12(d)(1)(G) of the Act, and which are also eligible to invest in securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act, to also invest, consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").[5]

6.	Consistent with its fiduciary obligations under the Act, each Related Fund of Fund's board of trustees will review the advisory fees charged by the Related Fund of Fund's investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Related Fund of Funds may invest.

Applicants' Legal Analysis:

Investments in Underlying Funds by Unrelated Funds of Funds

A.	Section 12(d)(1)

1.	Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more

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[5]	Applicants request that the relief apply to each registered open-end management investment company or series thereof that operates as a "fund of funds" and that currently or subsequently is part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Trust, and is advised by the

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act to permit Unrelated Funds of Funds to acquire shares of the Underlying Funds in excess of the limits in section 12(d)(1)(A), and an Underlying Fund, any principal underwriter for an Underlying Fund, and any Broker to sell shares of an Underlying Fund to an Unrelated Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.

3.   Applicants state that the terms and conditions of the proposed arrangement will adequately address the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

Adviser or Sub-Adviser or any entity controlling, controlled by or under common control with the Adviser or Sub-Adviser.

4.   Applicants believe that neither an Unrelated Fund of Funds nor an Unrelated Fund of Funds Affiliate would be able to exert undue influence over the Underlying Funds.[6] To limit the control that an Unrelated Fund of Funds may have over an Underlying Fund, applicants propose a condition prohibiting the Unrelated Fund of Funds Adviser, any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Unrelated Fund of Funds Adviser or any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Adviser (the "Unrelated Fund of Funds Advisory Group") from controlling (individually or in the aggregate) an Underlying Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to the Unrelated Fund of Funds Subadviser, any person controlling, controlled by or under common control with the Unrelated Fund of Funds Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Unrelated Fund of Funds Subadviser or any person controlling, controlled by or under common control with the Unrelated Fund of Funds Subadviser (the "Unrelated Fund of Funds Subadvisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Underlying Funds, including that no Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an open-end fund) will cause an Underlying Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of

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[6]   An "Unrelated Fund of Funds Affiliate" is an Unrelated Fund of Funds Adviser, Unrelated Fund of Funds Subadviser, a promoter, or a principal underwriter of an Unrelated Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. An "Underlying Fund Affiliate" is an investment adviser, sponsor, promoter, or principal underwriter of an Underlying Fund (or its respective Master Fund or Cayman Sub), and any person controlling, controlled by, or under common control with any of those entities.

which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An

"Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is

an officer, director, member of an advisory board, investment adviser, subadviser, or employee of

the Unrelated Fund of Funds, or a person of which any such officer, director, member of an

advisory board, investment adviser, subadviser, or employee is an affiliated person. An

Underwriting Affiliate does not include any person whose relationship to an Underlying Fund is

covered by section 10(f) of the Act.

5.   Applicants do not believe that the proposed arrangement will involve excessive

layering of fees. The board of directors or trustees of each Unrelated Fund of Funds, including a

majority of the directors or trustees who are not "interested persons" (within the meaning of section

2(a)(19) of the Act) ("Independent Trustees"), will find that the advisory fees charged under such

advisory contract are based on services provided that will be in addition to, rather than duplicative

of, the services provided under the advisory contract(s) of any Underlying Fund in which the

Unrelated Fund of Funds may invest. In addition, an Unrelated Fund of Funds Adviser will waive

fees otherwise payable to it by the Unrelated Fund of Funds in an amount at least equal to any

compensation (including fees received pursuant to any plan adopted by an Underlying Fund under

rule 12b-1 under the Act) received from an Underlying Fund by the Unrelated Fund of Funds

Adviser or an affiliated person of the Unrelated Fund of Funds Adviser, other than any advisory

fees paid to the Unrelated Fund of Funds Adviser or its affiliated person, by an Underlying Fund, in

connection with the investment by the Unrelated Fund of Funds in the Underlying Fund.

Applicants also state that with respect to registered separate accounts that invest in an Unrelated

Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the

Underlying Fund level.[7] Other sales charges and service fees, as defined in Rule 2830 of the

Conduct Rules of the NASD ("NASD Conduct Rules"), if any, will only be charged at the

Unrelated Fund of Funds level or at the Underlying Fund level, not both. With respect to other

investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with

respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of

funds as set forth in Rule 2830 of the NASD Conduct Rules.[8]

6.   Applicants submit that the proposed arrangement will not create an overly complex

fund structure. Applicants note that no Underlying Fund will acquire securities of any investment

company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits

contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in condition

12 below. Applicants also represent that to ensure that Unrelated Funds of Funds comply with the

terms and conditions of the requested exemption from section 12(d)(1)(A) of the Act, an Unrelated

Fund of Funds must enter into a participation agreement between the Trust, on behalf of the

relevant Underlying Fund, and the Unrelated Funds of Funds ("Participation Agreement") before

investing in an Underlying Fund in excess of the limits in section 12(d)(1)(A). The Participation

Agreement will require the Unrelated Fund of Funds to adhere to the terms and conditions of the

requested order. The Participation Agreement will include an acknowledgment from the Unrelated

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[7]   Applicants represent that each Unrelated Fund of Funds will represent in the Participation Agreement (as
defined below) that no insurance company sponsoring a registered separate account funding variable insurance
contracts will be permitted to invest in the Unrelated Fund of Funds unless the insurance company has certified to the
Unrelated Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the
Unrelated Fund of Funds, including fees and charges at the separate account, Unrelated Fund of Funds, and
Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred,
and the risks assumed by the insurance company.

[8]   Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA Rule to NASD
Conduct Rule 2830.

Fund of Funds that it may rely on the requested order only to invest in the Underlying Funds and not in any other registered investment company.

7.   Applicants state that investments by an Underlying Fund in a Cayman Sub also do not raise concerns about undue influence, layering of fees and complex structures. Applicants represent that: (a) the Underlying Fund will be the sole and legal beneficial owner of its Cayman Sub, which addresses concerns regarding pyramiding of voting control as a means of undue influence; (b) the Adviser and/or the Sub-Adviser will manage the investments of both the Underlying Fund and its Cayman Sub, which addresses concerns over undue influence by the Adviser; and (c) there will be no inappropriate layering of fees and expenses as a result of an Underlying Fund investing in a Cayman Sub. Applicants, further represent that the financial statements of the Cayman Sub will be consolidated with those of the Underlying Fund, if permitted by the applicable accounting standards. In addition, in assessing compliance with the asset coverage requirements under section 18(f) of the Act, an Underlying Fund (or its respective Master Fund) will deem the assets, liabilities and indebtedness of a Cayman Sub in which the Underlying Fund (or its respective Master Fund) invests as its own. Finally, the expenses of the Cayman Sub will be included in the total annual fund operating expenses in the prospectus of the Underlying Fund.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person.

2.   Applicants seek relief from section 17(a) to permit an Underlying Fund that is an affiliated person of an Unrelated Fund of Funds because the Unrelated Fund of Funds holds 5% or more of the Underlying Fund's shares to sell its shares to and redeem its shares from an Unrelated Fund of Funds. Applicants state that any proposed transactions directly between an Underlying Fund and an Unrelated Fund of Funds will be consistent with the policies of each Underlying Fund and Unrelated Fund of Funds. The Participation Agreement will require any Unrelated Fund of Funds that purchases shares from an Underlying Fund to represent that the purchase of shares from the Underlying Fund by an Unrelated Fund of Funds will be accomplished in compliance with the investment restrictions of the Unrelated Fund of Funds and will be consistent with the investment policies set forth in the Unrelated Fund of Funds' registration statement.

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the Act.[9] Applicants state that the terms of the transactions are

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[9]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Unrelated Fund of Funds, or an affiliated person of such person, for the purchase by the Unrelated Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the

reasonable and fair and do not involve overreaching. Applicants note that any consideration paid for the purchase or redemption of shares directly from an Underlying Fund will be based on the net asset value of the Underlying Fund. Applicants state that the proposed transactions will be consistent with the policies of each Underlying Fund and each Unrelated Fund of Funds and with the general purposes of the Act.

Other Investments by Related Funds of Funds

1.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

2.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance

sale by the Underlying Fund of its shares to an Unrelated Fund of Funds may be prohibited by section 17(e)(1) of the

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on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

        3.   Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Related Funds of Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Related Funds of Funds to invest in Other Investments. Applicants assert that permitting the Related Funds of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Conditions:

Investments in Underlying Funds by Unrelated Funds of Funds

        Applicants agree that any order granting the requested relief will be subject to the following conditions:

        1.   The members of an Unrelated Fund of Funds Advisory Group will not control (individually or in the aggregate) an Underlying Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. The members of an Unrelated Fund of Funds Subadvisory Group will not control (individually or in the aggregate) an Underlying Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Unrelated Fund of Funds Advisory Group or the Unrelated Fund of Funds Subadvisory Group, each in the aggregate, becomes a

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Act. The Participation Agreement also will include this acknowledgment.

holder of more than 25 percent of the outstanding voting securities of an Underlying Fund, it (except for any member of the Unrelated Fund of Funds Advisory Group or Unrelated Fund of Funds Subadvisory Group that is a separate account funding variable insurance contracts) will vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund's shares. This condition does not apply to the Unrelated Fund of Funds Subadvisory Group with respect to an Underlying Fund (or its respective Master Fund) for which the Unrelated Fund of Funds Subadviser or a person controlling, controlled by, or under common control with the Unrelated Fund of Funds Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act. A registered separate account funding variable insurance contracts will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An unregistered separate account funding variable insurance contracts will either (a) vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund's shares; or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.   No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate will cause any existing or potential investment by the Unrelated Fund of Funds in shares of an Underlying Fund to influence the terms of any services or transactions between the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate and the Underlying Fund (or its respective Master Fund or Cayman Sub) or an Underlying Fund Affiliate.

3.   The board of directors or trustees of an Unrelated Fund of Funds, including a

majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that

the Unrelated Fund of Funds Adviser and any Unrelated Fund of Funds Subadviser(s) are

conducting the investment program of the Unrelated Fund of Funds without taking into account

any consideration received by the Unrelated Fund of Funds or an Unrelated Fund of Funds

Affiliate from an Underlying Fund (or its respective Master Fund or Cayman Sub) or an

Underlying Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Unrelated Fund of Funds in the securities of an

Underlying Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of Trustees (the

"Board") of the Underlying Fund (or its respective Master Fund), including a majority of the

Independent Trustees, will determine that any consideration paid by the Underlying Fund (or its

respective Master Fund or Cayman Sub) to the Unrelated Fund of Funds or an Unrelated Fund of

Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in

relation to the nature and quality of the services and benefits received by the Underlying Fund (or

its respective Master Fund or Cayman Sub); (b) is within the range of consideration that the

Underlying Fund (or its respective Master Fund or Cayman Sub) would be required to pay to

another unaffiliated entity in connection with the same services or transactions; and (c) does not

involve overreaching on the part of any person concerned. This condition does not apply with

respect to any services or transactions between an Underlying Fund (or its respective Master

Fund or Cayman Sub) and its investment adviser(s) or any person controlling, controlled by, or

under common control with such investment adviser(s).

5.   No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate (except to the

extent it is acting in its capacity as an investment adviser to an Underlying Fund (or its respective

Master Fund or Cayman Sub)) will cause an Underlying Fund (or its respective Master Fund or Cayman Sub) to purchase a security in any Affiliated Underwriting.

6.   The Board of an Underlying Fund (or of its respective Master Fund), including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund (or its respective Master Fund or Cayman Sub) in an Affiliated Underwriting once an investment by an Unrelated Fund of Funds in the securities of the Underlying Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Underlying Fund (or its respective Master Fund) will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Unrelated Fund of Funds in shares of the Underlying Fund. The Board of the Underlying Fund (or its respective Master Fund) shall consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund (or its respective Master Fund or Cayman Sub); (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Underlying Fund (or its respective Master Fund or Cayman Sub) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Underlying Fund shall take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.   Each Underlying Fund (or its respective Master Fund) shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

8.   Before investing in shares of an Underlying Fund in excess of the limits in section 12(d)(1)(A), each Unrelated Fund of Funds and Underlying Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Underlying Fund in excess of the limit in section 12(d)(1)(A)(i), an Unrelated Fund of Funds will notify the Underlying Fund of the investment. At such time, the Unrelated Fund of Funds will also transmit to the Underlying Fund a list of the names of each Unrelated Fund of Funds Affiliate and Underwriting Affiliate. The Unrelated Fund of Funds will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Underlying Fund and the Unrelated Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of

the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.   Prior to approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Unrelated Fund of Funds, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contracts are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund (or its respective Master Fund) in which the Unrelated Fund of Funds may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Unrelated Fund of Funds.

10.   An Unrelated Fund of Funds Adviser will waive fees otherwise payable to it by the Unrelated Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund (or its respective Master Fund) under rule 12b-1 under the Act) received from an Underlying Fund (or its respective Master Fund or Cayman Sub) by the Unrelated Fund of Funds Adviser, or an affiliated person of the Unrelated Fund of Funds Adviser, other than any advisory fees paid to the Unrelated Fund of Funds Adviser or its affiliated person by the Underlying Fund (or its respective Master Fund or Cayman Sub), in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund. Any Unrelated Fund of Funds Subadviser will waive fees otherwise payable to the Unrelated Fund of Funds Subadviser, directly or indirectly, by the Unrelated Fund of Funds in an amount at least equal to any compensation received from any Underlying Fund (or its respective Master Fund or Cayman Sub) by the Unrelated Fund of Funds Subadviser, or an affiliated person of the Unrelated Fund of Funds Subadviser, other than any advisory fees paid to the Unrelated Fund of Funds Subadviser or its affiliated person by the Underlying Fund (or its respective Master Fund

or Cayman Sub), in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund made at the direction of the Unrelated Fund of Funds Subadviser. In the event that the Unrelated Fund of Funds Subadviser waives fees, the benefit of the waiver will be passed through to the Unrelated Fund of Funds.

11.   With respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Underlying Fund (or its respective Master Fund) will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (or its respective Master Fund): (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund (or its respective Master Fund) to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions; or (d) invests in a Cayman Sub that is a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective Master Fund) as described in the Application. Further, no Cayman Sub will acquire securities of any other investment

company or company relying on section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

Other Investments by Related Funds of Funds

Applicants agree that any order granting the requested relief will be subject to the following condition:

13.   The Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Related Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary